Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2009	For the Twelve Months Ended December 31, 2008	For the Six Months Ended June 30, 2008
Earnings
Net Income from Continuing Operations	$330	$922	$580
Preferred Stock Dividend	6	11	6
(Income) or Loss from Equity Investees	—	(1)	(1)
Minority Interest Loss	—	—	—
Income Tax	174	524	359
Pre-Tax Income from Continuing Operations	$510	$1,456	$944
Add: Fixed Charges*	325	592	280
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	9	18	9
Earnings	$825	$2,030	$1,214
* Fixed Charges
Interest on Long-term Debt	$285	$504	$236
Amortization of Debt Discount, Premium and Expense	8	15	8
Interest Capitalized	—	—	—
Other Interest	10	33	16
Interest Component of Rentals	12	22	11
Pre-Tax Preferred Stock Dividend Requirement	9	18	9
Fixed Charges	$325	$592	$280
Ratio of Earnings to Fixed Charges	2.5	3.4	4.3